

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 4720

January 10, 2017

Dennis S. Hudson III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re:** **Seacoast Banking Corporation of Florida**
> **Registration Statement on Form S-4**
> **Filed December 20, 2016**
> **File No. 333-215181**

Dear Mr. Hudson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Gulfshore's Financial Advisor, page 36

1. We note the description of the fairness opinion prepared by Sandler O'Neill. We further note that Sandler O'Neill relied on Gulfshore's internal financial projections for years ending December 31, 2016 through December 31, 2019. Please disclosure these internal financial projections applied to the analysis of the fairness opinion, or, in the alternative, please provide factors of consideration for why this information should not be disclosed.

Interests of Gulfshore Directors and Executive Officers in the Merger, page 50

2. Please supplement your Registration Statement by filing as Exhibits, the employment agreements of Messrs. Caballero, O'Carroll, Mocsari, and Peterson as disclosed on page 50 of the Prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katelyn Donovan at (202) 551-8636 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services

cc: William P. Mills
        Cadwalader, Wickersham & Taft LLP